

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2020

Sundar Pichai
Chief Executive Officer
Alphabet Inc.
1600 Ampitheatre Parkway
Mountain View, CA 94043

> **Re: Alphabet Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2019**
> **Filed July 26, 2019**
> **File No. 001-37580**

Dear Mr. Pichai:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Technology